Exhibit (h)

[Ropes & Gray LLP Letterhead]

March 22, 2005

Evergreen Utilities and High Income Fund
200 Berkeley Street
Boston, Massachusetts 02116

Re:	Evergreen Utilities and High Income Fund Tender Offer and Tender Offer Letter dated March 22, 2005

Ladies and Gentlemen:

        We have acted as counsel to Evergreen Utilities and High Income Fund (the “Fund”) in connection with a tender offer to purchase for cash 546,487 of the Fund’s issued and outstanding shares (the “Shares”) at net asset value per share, which offer will expire at 5:00 PM Eastern time on April 20, 2005, unless the offer is extended (the “Tender Offer”). In that connection, we are furnishing you our opinion on certain federal income tax consequences of the sale of Shares to the Fund pursuant to the Tender Offer.

        In rendering our opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of the Company’s formal tender offer letter to be filed with the United States Securities and Exchange Commission (the “SEC”) on or about March 22, 2005 (the “Tender Offer Letter”), and made such inquiries and examined such other documents as were necessary or appropriate to enable us to render this opinion. With your permission, we have assumed that the Tender Offer will be cosnducted and the Shares purchased in accordance with the terms of the Tender Offer Letter.

        Based on the foregoing, we hereby confirm that the discussion of certain United States federal income tax consequences of the sale of Shares to the Fund pursuant to the Tender Offer in section 14 of the Tender Offer Letter, entitled “Certain Federal Income Tax Consequences,” is materially accurate, subject to the limitations there stated.

        We hereby consent to the use of our name under the caption “Certain Federal Income Tax Consequences” in the Tender Offer Letter. In giving this consent we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the 1933 Act, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

 Ropes & Gray LLP